

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 29, 2013

Via E-mail
Mr. Steven W. Berglund
President and Chief Executive Officer
Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, California 94085

> **Re:** **Trimble Navigation Limited**
> **Form 10-K for the Fiscal Year Ended December 28, 2012**
> **Filed February 25, 2013**
> **File No. 1-14845**

Dear Mr. Berglund:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1. Please revise future filings to quantify the effects your recent acquisitions have had on your results of operations and your financial position. Refer to Item 303(a) of Regulation S-K.

Critical Accounting Policies and Estimates, page 30

Impairment of Goodwill, Intangible Assets and Other Long-lived Assets, page 32

2.      We note your disclosures here regarding the option to first perform an assessment of
        qualitative factors to determine whether a quantitative assessment is necessary. Please
        clarify for us whether you performed quantitative tests because your reporting units had
        indicators of impairment under the qualitative tests, or whether you are only using
        quantitative tests in 2012. Revise future filings as appropriate to clarify how you have
        evaluated your goodwill in connection with your annual assessment.

Liquidity and Capital Resources, page 40

3.      We note from page 76 that at December 28, 2012, you hold a cumulative total of $306.7
        million of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest
        outside the U.S. indefinitely. As we note that your cash and cash equivalents totaled
        $157.8 million at that date, please revise future filings to disclose the amount of cash and
        equivalents held by your foreign subsidiaries at December 28, 2012 and quantify the
        amount that would not be available for use in the U.S. without incurring U.S taxes.

Reconciliation of GAAP to Non-GAAP Financial Measures, page 43

4.      We note your disclosures on pages 47-48 regarding items that you exclude in your non-
        GAAP measures. We note you remove restructuring costs because you believe they do
        not reflect expected future operating expenses and that they are not part of your core
        operating performance. Separately, on page 44, you describe your core operating
        performance as excluding items that are non-cash, not expected to recur or not reflective
        of ongoing financial results. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits non-GAAP
        measures that eliminate or smooth items identified as non-recurring, infrequent or
        unusual when there was a similar charge within the prior two years. Your current
        disclosures appear to suggest that restructuring costs are a non-recurring item. However,
        we note you have incurred such charges in each of the last three years. Please tell us why
        you believe it is appropriate to eliminate these items from your non-GAAP financial
        measure. If you elect to continue to eliminate this item, please revise future filings to
        provide better disclosure regarding the basis for eliminating these items. Such revised
        disclosure should not imply that the item is non-recurring or not expected to recur given
        the recurring nature of this charge in your historical results. In this regard, please provide
        us with a sample of any proposed revised disclosure.

5.      We note your disclosures on page 47 regarding your elimination of the amortization of
        purchased intangible assets from your non-GAAP financial measures. You state that
        these charges cause comparability issues with competitors that grow their business
        internally. However, it is not clear why you believe that the non-GAAP measure that

eliminates these costs completely from your results provides a better basis for comparison to competitors that record significant expenditures to grow their business internally. Please revise future filings to provide a clear description of the limitations associated with the elimination of these costs from your non-GAAP financial measures. In this regard, please remove the reference to these non-GAAP measures providing greater comparability with competitors that pursued internal growth strategies or otherwise explain why you believe such disclosure is not misleading. Provide us with a sample of your proposed revised disclosure.

Notes to Consolidated Financial Statements, page 58

Note 2 – Accounting Policies, page 58

– Revenue Recognition, page 60

6.      We note your disclosure regarding "subscription product offerings" that include hardware, subscription services and extended warranty. You describe these as your hosted arrangements. Please tell us and revise future filings as appropriate to clearly disclose how you recognize revenue under these arrangements.

Note 6 – Reporting Segment and Geographic Information, page 68

7.      We note that the segment operating income measure includes depreciation and amortization. Please revise future filings to disclose the amount of depreciation, depletion, and amortization expense included in each segment's results as required by paragraph 280-10-50-22 of the FASB Accounting Standards Codification or otherwise explain why you believe such disclosure is not required.

Note 7 – Long-Term Debt, page 70

8.      Please disclose the rate of interest for your term loan and revolving credit facility as of the date of each balance sheet presented. Refer to Rule 5-02.19 and 5-02.22 of Regulation S-X.

Form 8-K dated February 5, 2013

Exhibit 99.1

9.      We note that you disclose non-GAAP diluted earnings per share in the headline section of your fourth quarter earnings press release. We further note that the most directly comparable GAAP measure is not presented until the body of the press release. Please revise such presentations in the future to ensure that the non-GAAP financial measures

are not presented with greater prominence than the most directly comparable financial measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief